Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
           December 1, 2010
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Validus Holdings, Ltd. Schedule TO-I File No. 5-83027 Filed November 8, 2010
Dear Ms. Chalk:
     On behalf of our client, Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2010 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on November 8, 2010 (the “Schedule TO”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
     The Company is filing, via EDGAR submission, Amendment No. 1 to the Schedule TO concurrently with the submission of this response letter.
General
1.	You refer to the class of securities that are subject to the offer as the “Shares” but this group apparently includes both voting and nonvoting common. Tell us why this is a single class of securities. We may have further comments.

Response: The Company has not historically treated its voting and non-voting common stock as separate classes of stock, and does not believe such treatment to be necessary or appropriate in the case of the tender offer.

Christina Chalk
December 1, 2010

The Amended and Restated Bye-Laws of the Company (the “Bye-Laws”), provide that the rights, powers, preferences and privileges of the non-voting common stock, par value $0.175 per share, of the Company (the “Non-Voting Common Stock”) and of the voting common stock, par value $0.175 per share, of the Company (the “Voting Common Stock” and together with the Non-Voting Common Stock, the “Common Stock”) are identical in all respects other than in regards to voting rights, and under Bermuda law, the Non-Voting Common Stock votes together with the Voting Common Stock on an amalgamation1 of the Company. Furthermore, the Bye-Laws provide that upon any transfer of a share of Non-Voting Common Stock by the holder thereof to a third party transferee, which for purposes of the tender offer includes the Company, the transferee will receive a share of Voting Common Stock. We also note that the Non-Voting Common Stock and Voting Common Stock share an identical CUSIP number (G9319H102).
The Company consistently treats the Non-Voting Common Stock and Voting Common Stock as a single class of common stock in its filings with the Commission, including in regards to its disclosure of outstanding common shares, as well as in the Company’s determination of its status as a “large accelerated filer” under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The treatment of the Non-Voting Common Stock and Voting Common Stock as a single class of common stock is also consistent with the protections afforded to investors under the “all holders best price rule,” which in the case of an issuer equity self tender offer is promulgated under Rule 13e-4(f)(8) of the Exchange Act.
There is no benefit to shareholders of treating the Company’s voting and non-voting common stock as separate classes of stock. For example, if proration of tendered Common Stock is required under the tender offer, treating the Voting Common Stock and Non-Voting Common Stock as separate classes would create significant uncertainty and potentially materially prejudice holders of Common Stock.
In light of the foregoing, we believe it is in the best interests of the holders of Common Stock and the investing public at large, as well as consistent with the protections afforded under Rule 13e-4 of the Exchange Act, to treat the Non-Voting Common Stock and Voting Common Stock as a single class of common stock of the Company.
2.	In your response, provide more facts to explain why the transactions subject to the repurchase agreements with the named funds are not prohibited by Rule 14e-5.

[1]	Amalgamation is the term for a merger under Bermuda law.

Christina Chalk
December 1, 2010

Response: We respectfully note that Rule 14e-5 of the Exchange Act prohibits any “covered person,” including the Company, from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires.
The repurchase agreements with the named funds were executed and delivered by the parties on November 4, 2010 prior to the time of the Company issuing a press release publicly announcing its intention to commence the tender offer on November 8, 2010. In this press release, the Company publicly disclosed that it had already entered into separate repurchase agreements with the named funds. As noted in Exchange Act Release No. 42055 and the text of Rule 14e-5(a), the prohibition against purchases of subject securities applies from the “time of public announcement of the tender offer until the tender offer expires.”
Rule 14e-5(c)(5) defines a “public announcement” to mean “any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer.” As the repurchase agreements were executed and delivered prior to the time of issuance by the Company of the press release that informed the public and security holders in general about the tender offer, the Company believes it has complied with Rule 14e-5 of the Exchange Act without the need to rely on an exemption therefrom. In addition, the Company has structured the purchase of shares under the repurchase agreements to close on the 11th business day following the expiration of the tender offer so as to comply with Rule 13e-4(f)(6) of the Exchange Act.
Furthermore, Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. None of the foregoing policy concerns are raised by the Company entering into the repurchase agreements for the reasons discussed above.
3.	Where appropriate in your disclosure document, explain why you entered into separate repurchase agreements with the named funds, versus allowing them to participate in a larger offer on the same terms as other shareholders.

Response: In response to the Staff’s comment, the Company has amended: (i) the third paragraph of the cover page of the Offer to Purchase; (ii) the second paragraph under the question “How many Shares is Validus offering to purchase?” in the Summary Term Sheet of the Offer to Purchase; (iii) the second paragraph in the Introduction of the Offer to Purchase; (iv) the third paragraph in Section 1 (“Number of Shares; Proration”) of the Offer to Purchase; and (v) the fifth paragraph in Section 11 (“Interests of Directors and Executive Officers;

Christina Chalk
December 1, 2010

Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase to add the following to the end of each such paragraph:
The funds affiliated with or managed by each of Aquiline Capital Partners LLC, New Mountain Capital, LLC and Vestar Capital Partners desired to maintain their respective pro rata ownership in the Company in connection with the Offer. As a result, we determined that the best way to ensure these shareholders’ participation in the share repurchase transactions while maintaining their respective pro rata ownership in the Company was to have them agree in advance of the public announcement of the Offer to sell Shares to us following the completion of the Offer at the Purchase Price to an extent that would maintain their respective pro rata ownership in our outstanding Shares.
4.	We note your disclosure, in the notes on page three of your document and in the Miscellaneous section at the end of the document, that the Offer “will not be made to (nor will tenders be accepted from or on behalf of)” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

Response: In response to the Staff’s comment, the Company confirms that it is referring only to excluding security holders of the Company in a U.S. state pursuant to Rule 13-4(f)(9)(ii) of the Exchange Act. The Company does not intend to exclude from the tender offer any participants residing outside of the U.S.

Christina Chalk
December 1, 2010

* * *
     In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Joseph E. (Jeff) Consolino, Executive Vice President and Chief Financial Officer of the Company, with respect to certain matters.
     If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (212) 735-3542. The undersigned’s facsimile number is (917) 777-3542.
Very truly yours,
/s/ Stephen F. Arcano
Stephen F. Arcano

cc:	Joseph E. (Jeff) Consolino (Validus Holdings, Ltd.) Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.) Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

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